Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEER AND GEOLOGIST

As petroleum engineers, we hereby consent to the incorporation by reference in this Registration Statement on Form S-8 the information included in Black Hills Corporation’s Form 10-K filed on March 2, 2009, with respect to the oil and gas reserves of Black Hills Exploration and Production, Inc., the future net revenues from such reserves, and the present value thereof, which information has been included within the Form 10-K in reliance upon the report of this firm and upon the authority of this firm as experts in petroleum engineering.

Cawley, Gillespie & Associates, Inc.

/s/ Cawley, Gillespie & Associates, Inc.

Fort Worth, TX

May 13, 2009